

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2013

Via E-mail
Ms. Kandimathie Christine Ramon
Chief Financial Officer
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

> **Re:** **Sasol Limited**
> **Annual Report on Form 20-F for the Fiscal Year Ended June 30, 2012**
> **Filed October 12, 2012**
> **File No. 001-31615**

Dear Ms. Ramon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 20-F for the Fiscal Year Ended June 30, 2012

Synthetic Oil Activities, page 118

Synthetic Oil Equivalent Production, Production Prices and Production Costs, page 119

1.   Since you disclose synthetic oil as reserves elsewhere in your filing under supplemental oil and gas information, please expand your disclosure to include the production, average sales price and average production cost for each of the last three years in accordance with the requirements set forth in Item 1204 of Regulation S-K.

Oil and Gas Production and Exploration Operations, page 119

Canada Producing Assets, page 120

2.   You disclose under this section that the June 30, 2012 net quantities of proved condensate reserves were .22 Mbbl. However, elsewhere in this section you disclose quantities in terms of MMbbl. Review your disclosure under this section and revise as may be necessary to use consistent volume measurements.

Reserve Disclosure, page 121

Oil and Gas Sales Prices and Production Costs, page 124

3.   We note your presentation of the average production cost as a single value per thousand cubic feet/barrel. Please revise the disclosure to separately present the cost per unit of gas and the cost per unit of oil produced or to clarify that the presentation represents a single aggregated unit cost disclosed on a gas or oil equivalent basis. Refer to the requirements set forth in Item 1204(b)(2).

Exploratory and Development Wells, page 125

4.   Please refer to Item 1205 of Regulation S-K and revise your disclosure to present the number of net wells drilled.

Productive Wells and Area, page 129

5.   Please refer to the definitions contained in Item 1208(c) and revise your disclosure to provide the area in terms of acres. Alternatively, disclose the factor to convert the area from km^2 to acres as a footnote to the table.

6.   Item 1208(b) of Regulation S-K requires the disclosure of material amounts of expiring acreage by geographic area. Please expand your discussion of the individual concessions and licenses on pages 129 through 130 to include such disclosure.

Supplemental Oil and Gas Information (Unaudited), page G-1

7.   We note your disclosure of synthetic oil as reserves. Please refer to the definition of reserves contained in Rule 4-10(a)(26) and tell us if all such reserves are the result of the extraction of saleable hydrocarbons from coal reserves in which you have an underlying direct ownership and exclusive of any coal which you have otherwise purchased.

Table 4-Proved Reserve Quantity Information, page G-5

8.   Please revise Table 4 as follows:

- Specify, if true, that the right-most three columns relate to natural gas as the product type and to indicate the measurement units for the reserve quantities disclosed per the requirements in FASB ASC paragraph 932-235-50-4;

- Clarify, if true, that the geographic area/country associated with "Other Areas" is Gabon per the requirements in FASB ASC paragraph 932-235-6A;

- Revise the caption "Commercial arrangements" to use terminology consistent with the change categories specified in FASB ASC paragraph 932-235-50-5, and;

- Disclose volumes of proved undeveloped reserves as required by FASB ASC paragraph 932-235-50-4.

Table 5-Standardized Measure of Discounted Future Net Cash Flows, page G-7

9.   You state on page G-8 that your estimated future cash inflows from production were computed by applying the average price for oil and gas for the 12-month period prior to the end of the reporting period. Please tell us how you have considered the SEC requirements for prices as defined in part (v) of the definition of proved oil and gas reserves contained in Rule 4-10(a)(22) of Regulation S-X.

10.   Please tell us how you have considered the inclusion of abandonment costs as development costs in the preparation of the standardized measure relating to your proved oil and gas reserve quantities. Refer to the guidance provided by the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin at (202) 551-3699 regarding engineering comments.   Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant